
SEKISUI HOUSE


SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN



Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL



News Release

Sekisui House Announces Stock Repurchase Program
(Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

Osaka, February 21, 2005 – Sekisui House, Ltd. announced detail of a share buyback, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code that it will carry out through the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System trading as a part of a previously announced buyback plan.

1. Class of shares to be repurchased: Sekisui House ordinary shares
2. Number of shares to be repurchased: 1,398,000 shares
3. Date of repurchase: February 22, 2005
4. Repurchase price per share: 1,148 yen
5. Repurchase method: Repurchase on the Nagoya Stock Exchange in accordance with the Exchange's Treasury Stock Off-floor Transaction System
6. Disclosure of results of the repurchase operation: February 22, 2005 (after the close of trading)

   Note: if the number of shares offered falls short of the number of shares authorized for repurchase, the number of shares offered will be considered to be the number of shares to be repurchased.

For reference

1. Detail of share repurchased plan agreed at board meeting on January 20, 2005

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	1,500,000 shares
Maximum total value of shares to be acquired:	1,950 million yen

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp





News Release

Sekisui House Announces Share Buyback from subsidiaries

Osaka, February 21, 2005 – Sekisui House, Ltd. announced that resolved to repurchase its own shares from a subsidiary, in conformity with provision of Article 211-3, Paragraph 1, Item 1 of the Japanese Commercial Code. The plan of repurchase is as follows:

1. Name of subsidiary:	Sekiwa Real Estate, Ltd. and Sekiwa Real Estate Kansai, Ltd.
2. Reason for buyback:	To acquire Sekisui House shares assigned to treasury stocks of Sekiwa Real Estate, Ltd. and Sekiwa Real Estate Kansai, Ltd. as they became fully owned subsidiaries on February 1, 2005 by share exchange.
3. Class of shares to be repurchased:	Sekisui House ordinary shares
4. Number of shares to be repurchased:	From Sekiwa Real Estate, Ltd. 927,360 shares From Sekiwa Real Estate Kansai, Ltd. 356,260 shares
5.Purchase amount:	1,473,595,760 yen Closing price transaction through Tokyo Stock Exchange on Feb.21, 2005
6.Date of purchase:	February 22, 2005
7.Method of purchase:	Negotiated transaction

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp


SEKISUI HOUSE


News Release

Sekisui House Announces Results of Share Buyback
(Repurchase on the Nagoya Stock Exchange In Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

Osaka, February 22, 2005 – Sekisui House, Ltd. yesterday announced that, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code it planned to repurchase ordinary shares. The result of repurchase is as follows:

1. Reason for buyback:	To optimize capital management in a changing business environment
2. Class of shares repurchased:	Sekisui House ordinary shares
3. Number of shares repurchased:	1,398,000 shares
4. Purchase amount:	1,604,904,000 yen
5. Date of purchase:	February 22, 2005
6. Method of purchase:	Closing price transaction through the Nagoya Stock Exchange's Treasury Stock Off-floor Transaction

For reference

1. Detail of share repurchase plan agreed at board meeting on January 20, 2005

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	1,500,000 shares
Maximum total value of shares to be acquired:	1,950 million yen

2. Progress of share repurchase program as of February 22, 2005

Number of shares:	1,398,000 shares
Purchase amount:	1,604,904,000 yen

3. Treasury stock as of February x, 2005

Total outstanding shares(excluding treasury stock):	706,593,729 shares
Number of treasury stock:	2,791,349 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp





News Release

Sekisui House Announces Results of Share Buyback from subsidiaries

Osaka, February 22, 2005 – Sekisui House, Ltd. yesterday announced that, its board of directors resolved to repurchase its own shares from subsidiaries, in conformity with provision of Article 211-3, Paragraph 1, Item 1 of the Japanese Commercial Code. The result of repurchase is as follows:

1. Name of subsidiary:	Sekiwa Real Estate, Ltd. and Sekiwa Real Estate Kansai, Ltd.
2. Reason for buyback:	To acquire Sekisui House shares assigned to treasury stocks of Sekiwa Real Estate, Ltd. and Sekiwa Real Estate Kansai, Ltd. as they become fully owned subsidiaries on February 1, 2005 by share exchange.
3. Class of shares repurchased:	Sekisui House ordinary shares
4. Number of shares repurchased:	From Sekiwa Real Estate, Ltd. 927,360 shares From Sekiwa Real Estate Kansai, Ltd. 356,260 shares
5.Purchase amount:	1,473,595,760 yen Closing price transaction through Tokyo Stock Exchange
6.Date of purchase:	February 22, 2005
7.Method of purchase:	Negotiated transaction

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

February 22, 2005

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department